

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 29, 2009

<u>Via U.S. Mail</u>

Michael T. Dan
Chairman and Chief Executive Officer
The Brink's Company
P.O. Box 18100
1801 Bayberry Court
Richmond, Virginia 23226

> **Re:** **The Brink's Company**
> **Form 10-K**
> **Filed: March 2, 2009**
> **File No. 001-09148**

Dear Mr. Dan:

      We have reviewed your filing and have the following comments. Where indicated, we think you should implement these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or implementation is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Report on Internal Control over Financial Reporting, page 58</u>

1. We note your use of the pronoun "we" in this section. In future filings, please revise your disclosure to clarify that the representations required by Item 308(a) of Regulation S-K are made by your "management." Refer to Item 308(a)(1)-(3) of Regulation S-K.

Exhibit 10(aa)(i)

2. We note you have incorporated by reference Exhibit 10(aa)(i). This filing does not include the exhibits referenced in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Exhibit 10(aa)(iii)

3. We note you have incorporated by reference Exhibit 10(aa)(iii). This filing does not include Exhibit A referenced in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Exhibit 10(bb)

4. We note you have incorporated by reference Exhibit 10(bb). This filing does not include the schedules listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Exhibit 10(cc)(i)

5. We note you have incorporated by reference Exhibit 10(cc)(i). This filing does not include the schedules listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Exhibit 10(dd)

6. We note you have incorporated by reference Exhibit 10(dd). This filing does not include the schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Other

7. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor